Room 4561

April 6, 2007

Mr. Peter S. Teshima
Corporate Vice President-Finance and
 Chief Financial Officer
Magma Design Automation, Inc.
5460 Bayfront Plaza
Santa Clara, CA 95054

> **Re: Magma Design Automation, Inc.**
> **Form 10-K for Fiscal Year Ended April 2, 2006**
> **Filed June 15, 2006**

Dear Mr. Teshima:

We have completed our review of your Form 10-K for the year ended April 2, 2006 and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief